VIA EDGAR AND FEDERAL EXPRESS

Re: Masco Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 13, 2015
Definitive Proxy on Form 14A
Filed April 2, 2015
File No. 1-5794

May 4, 2015

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-4631
Attn: David Korvin, Erin Jaskot, Kevin Stertzel and John Cash

Ladies and Gentlemen:

I am writing on behalf of Masco Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter received by us on April 13, 2015, relating to the above-referenced Form 10-K and definitive Proxy Statement.

For your convenience, the text of your comment is stated in full in italicized text below, and our response follows.

Definitive Proxy Statement on Schedule 14A

2014 Grants of Plan-Based Awards, page 36

1.
We note that the restricted stock awards listed under "All Other Stock Awards: Number of Shares of Stock" were awarded pursuant to an equity incentive plan. In future filings, please disclose such restricted stock awards in columns (f) through (h) of the Grants of Plan-Based Awards table, or, alternatively, please tell us why you believe the restricted stock awards should be disclosed under column (i) of the table. See Item 402(d)(2)(iv) of Regulation S-K and Instruction 8 to Item 402(d).

Division of Corporation Finance Securities and Exchange Commission	2	May 4, 2015

Response: The Company respectfully informs the Staff that it has reported its grant of restricted shares under the “All Other Stock Awards” because:

•
There is no contractual commitment to make the equity grant until the Company’s Organization and Compensation Committee (the “Compensation Committee”) approves the number and issuance of unvested restricted shares (the “grant date”) in the year following the end of the performance period.

•	The award is ultimately subject to approval by the Compensation Committee prior to the grant date of the restricted shares.

•	As an equity award, the “grant date fair value” for accounting purposes is determined on the grant date of the restricted shares when the actual number of shares is determined.

As discussed with the Staff, for accounting purposes the Company will continue to record the “grant date fair value” on the grant date of the restricted shares when the actual number of shares is determined.

In response to the Staff’s comment, however, in its future proxy statements on Schedule 14A and consistent with the guidance provided in question 119.24 of the Staff’s Compliance & Disclosure Interpretations (“C&DI”) relating to Regulation S-K, the Company will report the “restricted stock award opportunity” in the “Grants of Plan-Based Awards Table” and in the “Summary Compensation Table” for the year encompassing the “performance period” for the award, rather than award for the year in which the grant date fair value is determined for accounting purposes.  The “restricted stock award opportunity” will be reported in the “Summary Compensation Table” in column (e), Stock Awards, and in the “Grants of Plan Based Awards” table reporting potential Threshold, Target and Maximum amounts (under “Equity Incentive Plan” columns (f) through (h)).  Since, prior to the grant date, the potential award is denominated as a dollar value, the Company will report the Threshold, Target and Maximum amounts columns in dollar values rather than share numbers (consistent with C&DI Question 120.01), and will not separately report “grant date fair value.”

* * *

In connection with our response to the Staff’s comment, I acknowledge, on behalf of the Company, that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

Division of Corporation Finance Securities and Exchange Commission	3	May 4, 2015

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further questions or comments, please contact me at 313-792-6044.

Sincerely, /s/ John G. Sznewajs John G. Sznewajs Vice President, Treasurer and Chief Financial Officer